Exhibit 21.1

Urovant Sciences Ltd.

List of Subsidiaries

Subsidiary	Jurisdiction
Urovant Sciences, Inc.	Delaware
Urovant Holdings Limited	United Kingdom
Urovant Sciences GmbH	Switzerland